# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INDIVIOR PLC, CIK 0001625297
CUSIP: G4766E116
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 11/10/2025
Amends the filing with accession number 0001140361-24-042795
Filed by CIK 0001790787
Persons authorized to receive notices and communications: Richard Ting, 333 South Grand Avenue, 28th Floor, Los Angeles, California, California (CA), 90071, (213) 830-6484

## Reporting persons
- Oaktree Value Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 5,005,808; sole dispositive power 0; shared dispositive power 5,005,808; aggregate amount beneficially owned 5,005,808 (4% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025.
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,108,224; sole dispositive power 0; shared dispositive power 2,108,224; aggregate amount beneficially owned 2,108,224 (1.7% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025.
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 310,503; sole dispositive power 0; shared dispositive power 310,503; aggregate amount beneficially owned 310,503 (0.2% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,320,549; sole dispositive power 0; shared dispositive power 1,320,549; aggregate amount beneficially owned 1,320,549 (1.1% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025.
- Oaktree Fund GP I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,424,535; sole dispositive power 0; shared dispositive power 7,424,535; aggregate amount beneficially owned 7,424,535 (5.9% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,745,084; sole dispositive power 0; shared dispositive power 8,745,084; aggregate amount beneficially owned 8,745,084 (7% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,745,084; sole dispositive power 0; shared dispositive power 8,745,084; aggregate amount beneficially owned 8,745,084 (7% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Name of issuer: INDIVIOR PLC
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Comment: This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D, originally filed on October 2, 2024, as amended by Amendment No. 1 filed on November 7, 2024, Amendment No. 2 filed on December 18, 2024, and Amendment No. 3 filed on March 4, 2025. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in row (11) of each cover page of this Schedule 13D is incorporated by reference into this Item 5.

The Reporting Persons hold an aggregate of 8,745,084 shares of Ordinary Shares, representing 7.0% of the Ordinary Shares outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on October 30, 2025

In this regard, OVO Fund is the direct holder of 5,005,808 Ordinary Shares. VOF Fund is the direct holder of 2,108,224 Ordinary Shares. OPI Fund is the direct holder of 310,503 Ordinary Shares. OC Management is the investment manager to Boston Patriot Arlington St LLC, an SMA account which directly holds 1,320,549 Ordinary Shares. Oaktree GP I is the indirect general partner of OVO Fund, VOF, and OPI Fund, and as such may be deemed to beneficially own an aggregate of 7,424,535 Ordinary Shares. OC Holdings is the indirect general partner of OVO Fund, VOF, OPI Fund, and Oaktree GP I, and as such may be deemed to beneficially own an aggregate of 8,745,084 Ordinary Shares. OC Group Holdings is the indirect owner of the Class B Units of OC Holdings, and as such may be deemed to beneficially own an aggregate of 8,745,084 Ordinary Shares. Each of the Reporting Persons disclaims beneficial ownership of the reported securities, and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have disposed of shares of Ordinary Shares within the prior 60 days as follows:

Date Trade Type Amount of Shares Price

10/14/25 Sale 50,000 $24.53
10/16/25 Sale 49,760 $24.70
10/30/25 Sale 830,000 $29.32
10/31/25 Sale 150,000 $29.07
11/03/25 Sale 105,000 $31.17
11/10/25 Sale 179,768 $30.92
11/11/25 Sale 306,553 $30.89
11/12/25 Sale 240,895 $30.12
11/13/25 Sale 34,993 $30.12
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Oaktree Value Opportunities Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2025)
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2025)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2025)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2025)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (11/13/2025)